SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A3

                                 (Rule 13d-102)

                  INFORMATION STATEMENT PURSUANT TO RULE 13d-1

                   Under the Securities Exchange Act of 1934


                         AMERITRANS CAPITAL CORPORATION
                                (Name of Issuer)


                         Common stock, $.0001 Par Value
                         (Title of Class of Securities)


                                    03073H108
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ].


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*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 267166102                   13G                     Page 2 of 5 Pages


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON(S) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

     Gary C. Granoff

     ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [  ]
                                                                       (b)  [  ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                  5.   SOLE VOTING POWER

                       (i) 239,742 shares of Common Stock par value $.0001 per share (the "Common Stock"), and

                       (ii) 1,800 units, each unit comprised of one share of
                            Common Stock, one share of 9 3/8% participating preferred stock and one warrant exercisable into one share of Common Stock (the "Units").

   NUMBER OF      --------------------------------------------------------------
    SHARES        6.   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            (i)  103,245 shares of Common Stock
      EACH
    REPORTING          (ii) 1,500 Units
     PERSON       --------------------------------------------------------------
      WITH        7.   SOLE DISPOSITIVE POWER

                       (i)  239,742 shares of Common Stock

                       (ii) 1,800 Units
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       (i)  103,245 shares of Common Stock

                       (ii) 1,500 Units
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       (i)  342,987 shares of Common Stock

                       (ii) 3,300 Units
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [X]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       (i) 16.82% of the Common Stock

                       (ii)1.1% of the Units
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G                     Page 3 of 5 Pages


Item 1.   (a)  Name of Issuer:

               Ameritrans Capital Corporation

          ----------------------------------------------------------------------

          (b)  Address of Issuer's Principal Executive Offices:

               747 Third Avenue, 4th Fl, NY NY 10017

          ----------------------------------------------------------------------

Item 2.   (a)  Name of Person Filing:

               Gary C. Granoff

          ----------------------------------------------------------------------

          (b)  Address of Principal Business Office, or if None, Residence:

               c/o Ameritrans Capital Corp., 747 Third Ave. 4th Fl. NY NY 10017

          ----------------------------------------------------------------------

          (c)  Citizenship

               U.S.A.

          ----------------------------------------------------------------------

          (d)  Title of Class of Securities:

          (i)  Common Stock, Par Value $.0001

          (ii) Units

          ----------------------------------------------------------------------

          (e)  CUSIP Number:

          (i)  Common 03073H108

          (ii) Units: 03073H306

          ----------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is: N/A

          (a)  [ ]  Broker or Dealer registered under Section 15 of the Act,

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]  Insurance Company as defined in Section 7(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

          (e) [ ] Investment Company registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see Section 240.13d-1(b)(ii)(F), see
                    Item 7,

          (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G), see Item 7,

          (h)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).

                                      13G                     Page 4 of 5 Pages


Item 4.   Ownership.

          If more than five percent of the class is owned, indicate:

          (a)  Amount beneficially owned: (i)  342,987 Shares of Common Stock
                                          (ii) 3,300 Units

          (b)  Percent of class: (i) 16.82% of the Common Stock
                                 (ii) 1.1% of the Units

          (c)  Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote of 239,742 shares of Common Stock and 1,800 Units.

               (ii) Shared power to vote or to direct the vote of 103,245 shares of Common Stock and 1,500 Units.

               (iii) Sole power to dispose or to direct the disposition of
                     239,742 shares of Common Stock and 1,800 Units.

               (iv) Shared power to dispose or to direct the disposition of 103,245 shares of Common Stock and 1,500 Units.

          (d) Shares which there is a right to acquire: 33,300, including the total of 3,300 warants which are a part of the Units.

Item 5.   Ownership of Five Percent or Less of a Class.

          N/A

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

          N/A

Item 8.   Identification and Classification of Members of the Group.

          N/A

Item 9.   Notice of Dissolution of Group.

          N/A

Item 10.  Certification.

          By signing below -I/we- certify that, to the best of my/our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                      13G                     Page 5 of 5 Pages


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, -I/we-certify that the information set forth in this statement is true, complete and correct.


Date:  May 9, 2002

/s/ Gary C. Granoff
-----------------------------------
                       (Signature)*

    Gary C. Granoff
-----------------------------------
                       (Name/Title)


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 16 U.S.C. 1001).

     * Excludes 28,933 shares and 1,000 Units owned directly and indirectly by Mr. Granoff's wife as to which he disclaims beneficial ownership. Includes 30,000 options for the purchase of 30,000 shares of common stock, par value $.0001, which options are exercisable immediately and expire five years from the date of grant, and 3,300 warrants which are a part of the Units and which are exercisable within 60 days for the purchase of 3,300 shares of common stock, which warrants expire April, 2007. Also includes 16,900 shares owned by the Granoff Family Foundation, a charitable foundation for which Mr. Granoff and his father, mother and brother are trustees. Also includes 261 shares held by GCG Associates Inc., a corporation controlled by Mr. Granoff. Also includes 77,084 shares and 500 Units owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff. Also includes 9,000 shares and 1,000 Units owned by J & H Associates Ltd PTS., a partnership whose general partner is GCG Associates Inc., a corporation controlled by Mr. Granoff.